Exhibit 99.1

Tencent Music Entertainment Group Announces Closing of US$800 Million Notes Offering

SHENZHEN, China, September 4, 2020 /PRNewswire/ — Tencent Music Entertainment Group (“Tencent Music,” “TME,” or the “Company”) (NYSE: TME), the leading online music entertainment platform in China, today announced the closing of its public offering of US$800 million aggregate principal amount of senior unsecured notes consisting of US$300 million of 1.375% notes due 2025 and US$500 million of 2.000% notes due 2030. The notes have been registered under the U.S. Securities Act of 1933, as amended, and are listed on the Hong Kong Stock Exchange.

The Company expects to receive net proceeds from the offering of approximately US$792.4 million, after deducting underwriting discounts and commissions and estimated offering expenses. The Company intends to use the net proceeds from the offering for general corporate purposes.

The joint bookrunners of the offering are BofA Securities, J.P. Morgan Securities LLC, Goldman Sachs (Asia) L.L.C. and Morgan Stanley. The joint lead managers of the offering are BofA Securities, J.P. Morgan Securities LLC, Goldman Sachs (Asia) L.L.C., Morgan Stanley, Bank of China (Hong Kong), Credit Suisse, Deutsche Bank, HSBC and Mizuho Securities.

The Company has an automatic shelf registration statement on Form F-3 (including a base prospectus) on file with the U.S. Securities and Exchange Commission (the “SEC”) and has filed the related prospectus supplement with the SEC for the offering of the notes. The offering is being made only by means of the prospectus supplement and accompanying base prospectus. Before you invest, you should read the prospectus supplement and accompanying base prospectus and other documents that the Company has filed with the SEC for more complete information about the Company and the offering. You may obtain these documents free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send an investor the prospectus if the investor requests it by calling BofA Securities, Inc. located at One Bryant Park, New York, NY 10036, USA at +1-800-294-1322, J.P. Morgan Securities LLC located at 383 Madison Avenue, New York, NY 10179, USA at +1-212-834-4533, Goldman Sachs & Co located at 200 West Street, New York, NY 10282, USA at +1-866-471-2526, and Morgan Stanley & Co. LLC located at 29th Floor, 1585 Broadway, New York, NY 10036, USA at +1-212-761-6691.

This announcement is not an offer of the securities for sale in the United States and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The securities referred to herein have not been and will not be registered under the applicable securities laws of any jurisdiction outside of the United States.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music entertainment platform in China, operating the country’s highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. Tencent Music’s mission is to use technology to elevate the role of music in people’s lives by enabling them to create, enjoy, share and interact with music. Tencent Music’s platform comprises online music, online karaoke and music-centric live streaming services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 871720

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